FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

October 13, 2011

Item 3:	News Release:

News release dated & issued on October 13, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announced a non-brokered private placement.

Item 5:	Full Description of Material Change:

The Company announced a non-brokered private placement consisting of up to 2,500,000 units of non-flow-through units (“NFT Units”) at a purchase price of $0.20 per unit and up to 10,000,000 flow-through (“FT Units”) at a purchase price $0.22 per FT Unit.

Each NFT Unit will consist of one fully paid and non-assessable common share in the capital of the Company and one-half of one share purchase warrant (“NFT Warrant”), each whole NFT Warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company at a price of $0.30 for a period of 18 months from the closing date, subject to accelerated expiry; such expiry being accelerated to 30 days in the event the Company’s shares have closed at or above a price of $0.50 per share for 10 consecutive trading days on the Toronto Stock Exchange ("TSX").

Each FT Unit will consist of one fully paid and non-assessable common share in the capital of the Company and one-half of one share purchase warrant (“NFT Warrant”), each whole NFT Warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company at a price $0.32 for a period of 18 months, subject to accelerated expiry; such expiry being accelerated to 30 days in the event the Company’s shares have closed at or above a price of $0.55 per share for 10 consecutive trading days.

The FT proceeds from the private placement received from the sale of FT Units will be used for the further development of the River Valley PGM Project located in the Sudbury region of Ontario (see news releases dated Aug 4, 2011, Aug. 16 and Sept. 27, for additional information please visit the Company's website: www.pfncapital.com). The NFT proceeds will also be used as working capital for the additional projects that the Company currently holds in its portfolio situated in Ontario, British Columbia and Alaska, and for the acquisition of additional platinum group metals and precious metals projects in Canada and the United States.

A finder's fee may be paid. The foregoing is subject to regulatory approval.

See the full news release dated October 13, 2011 attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 951-591-9971 Facsimile: 888-672-9989

Item 9:	Date of Report

October 13, 2011